Exhibit 99.4

BW LPG Limited – Key information relating to the cash dividend for Q3 2025

Singapore, 2 December 2025

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") provides the following key information relating to the Company's cash dividend for Q3 2025:

The Board has approved a dividend of US$0.40 per share on 1 December 2025. For shares registered with Euronext VPS, dividend per share is NOK 4.0474.

Record date: 12 December 2025

Shares registered with Euronext VPS - Oslo Stock Exchange

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Last trading day including the right to receive this dividend: 10 December 2025

Ex-date: 11 December 2025

Dividend payment date: On or about 22 December 2025

Shares registered with Depository Trust Company – New York Stock Exchange

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Last trading day including the right to receive this dividend: 11 December 2025

Ex-date: 12 December 2025

Dividend payment date: On or about 22 December 2025

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.